FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2026 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - September 2026 Earnings presentation

9M’26 Earnings Presentation 28 October 2026

2 Important information Non-IFRS and alternative performance measures Banco Santander, S.A. (“Santander”) cautions that this presentation may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use the APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute the IFRS measures. Furthermore, other companies, including some in our industry, may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For more details on APMs and non-IFRS measures, please see the 2025 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 27 February 2026 (https://www.santander.com/content/dam/santander-com/es/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-2025- annual-20-f-2025-disponible-solo-en-ingles-es.pdf), except with respect to the information and the audited financial statements included therein and superseded by the information and the audited financial statements included in our Report on Form 6-K furnished to the SEC on 1 April 2026 relating to certain recast financial information as a result of certain changes to the presentation of the Group’s financial information (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados-semestrales-y-anuales-suministrada-a-la-sec/2026/sec-recast-of-certain-financial-information-and-related- disclosure-for-the-three-years-ended-31-december-2025-en.pdf), as well as the section “Alternative performance measures” of our third quarter financial report, which was published on 28 October 2026 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Forward-looking statements Santander hereby warns that this presentation may contain 'forward-looking statements', as defined by the US Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and non-financial information. However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The important factors below and others mentioned in this presentation, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume: • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents; • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

3 Important information • acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities • climate-related conditions, regulations, targets and weather events; • uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations. Important factors affecting sustainability information may materially differ from those applicable to financial information. Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. No offer or solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). No investment activity should be undertaken on the basis of the information contained in this presentation. By making this presentation available, no advice or recommendation is being given to buy, sell or otherwise deal in any securities or investments whatsoever. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in previous periods. Nothing mentioned in this presentation should be taken as a profit and loss forecast. Third Party Information Regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy.

Index 1 9M’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

Another strong set of results, comfortably on track to deliver our targets, with all global businesses contributing to mid-teens profit growth

Strong quarterly profit, resulting in double-digit profit growth in 9M, with 17 million new customers YoY and high activity levels	Q3'26 Und. profit **€3.8bn** +19% **€3.4bn** Q3'26 Att. profit	9M'26 Und. profit **€11.2bn** +16% **€12.4bn** 9M'26 Att. profit
Continued efficiency gains and improved profitability, supported by ONE Transformation	Efficiency **42.6%** -2.8pp	Underlying RoTE **16.0%** +1.1pp
Solid balance sheet with sound credit quality and organic capital generation	CoR **1.16%** +3bps	CET1 **12.7%**
Disciplined capital allocation driving double-digit value creation and strong EPS growth	Underlying EPS **+21%** **+25%** Statutory EPS	TNAVps + DPS **+11%**

Note: YoY changes. In constant euros: Q3'26 underlying profit +14% and 9M'26 underlying profit +14%. Financials across the presentation incorporate Webster's results for the first time, once incorporated into the Group on 20 August. All references to ex. M&A across the presentation exclude TSB and Webster. TNAVps + Cash DPS includes the €12.50 cent cash dividend per share paid in May 2026 and the €12.70 cent cash dividend per share approved in September that will be paid from 2 November 2026, all forming part of our ordinary shareholder remuneration policy against 2025 and 2026 results, respectively.

5

6 Higher revenue and lower costs are driving double-digit net operating income and profit growth Note: YoY changes. All references to variations in constant euros across the presentation include Argentina in current euros to mitigate distortions from a hyperinflationary economy. For further information, see the ‘Alternative Performance Measures’ section of the Quarterly Financial Report. Group underlying profit excludes: i) integration charges related to M&A (-€666mn in Q2’26 and Q3’26); ii) the capital gain resulting from the disposal of the Poland business in Q1’26 (€1,895mn); and iii) results related to the business subject to the Poland disposal in 9M’25 (€713mn) Group P&L Current Constant Current Constant € million 9M'26 9M'25% % % % NII 34,614 31,599 10 8 7 5 Net fee income 10,349 9,462 9 7 9 7 Other income 1,844 2,182 -15 -16 -15 -16 Total revenue 46,807 43,243 8 7 6 5 Total costs -19,925 -19,623 2 0 -1 -2 Net operating income 26,882 23,620 14 12 12 10 LLPs -10,060 -8,908 13 10 12 9 Other results -1,051 -702 50 50 42 43 Underlying attributable profit 11,176 9,624 16 14 14 12 Non-recurring items 1,229 713 72 72 Attributable profit 12,405 10,337 20 18 Ex. TSB & Webster

Our unique business model, disciplined capital allocation, ONE Transformation and network businesses are driving operational leverage and profitable growth

Scale
Customer focus
Diversification

+

Customer growth
ONE Transformation
Network businesses

=

Revenue up (Every year[1])	+5% YoY	Increasing underlying RoTE	+1.1pp YoY
Costs down (Every year[1])	-2% YoY	Higher value creation[2]	+11% YoY

M&A execution and integration	Webster acquisition completed ✓
Leveraging Tech & AI	AI business value generated[3] €194mn in 9M'26
Disciplined capital allocation driving best-in-class profitability	Front book RoTE[4] 21%

(1) In constant euros and like for like (i.e. excluding Poland in 2025 and TSB/Webster perimeter effects).
(2) Value creation measured as TNAVps + cash DPS.
(3) AI business value generated measured YtD and defined as incremental revenue, cost savings and lower loan-loss provisions generated by our Data & AI initiatives.
(4) Latest estimate.

7

More active customers, deeper relationships and structural cost efficiencies make profitability improvements sustainable over time

Active customers

111mn

+10mn

c.125mn in 2028

Fees per active customer

€ constant[2]

129

+2%

c.135 in 2028

Customers

189mn

+17mn

>210mn in 2028

Revenue

+5%

Up MSD every year[1]

Costs

-2%

Down every year[1]

on the back of *ONE Transformation*

Cost per active customer

€ constant[2]

249

-5%

c.220 in 2028

Gravity & One App serving 54% of retail customers in 9M'26

>80% in 2028

Note: YoY changes. Customer projections include TSB and Webster.

(1) In constant euros and like for like (i.e. excluding Poland in 2025 and TSB/Webster perimeter effects).

(2) In constant euros based on 2025 FX. Annualized.

8

Consistent execution of ONE Transformation, targeted deployment of AI at scale and our three network businesses are delivering structural efficiency improvements

Efficiency ratio

2025	ONE Transformation	AI	Global Tech	Network businesses	Announced bolt-ons	2028 target
45.3%	c.-3pp	c.-1pp	c.-2pp	c.-1pp	c.-2pp	c.36%

ONE Transformation
- CX for customer growth
- Simplification & automation
- Digital availability
- Contact centres via digital self service

AI
- Leverage AI to gain primacy with customers
- AI to maximize cross-selling across businesses
- Agentic commerce
- Business value generated €194mn in 9M'26 (>€1bn 2025-28)

Global Tech
- Build once and deploy across the Group
- Leverage common architectures, cloud capabilities and data
- Global vendor consolidation
- Gravity 2.0
- Incremental cost for growth: €0

Network businesses
- Increase network collaboration revenue
- Reduce cost per transaction: -39% YoY cost per payment transaction in 9M'26 (-40% by 2028)

Announced bolt-ons
- TSB + Webster synergies



45.3%
-1.8pp
-0.2pp
-0.4pp
-0.6pp
+0.2pp
42.6%
2025
ONE Transformation
9M'26

Note: AI business value generated measured YtD and defined as incremental revenue, cost savings and lower loan-loss provisions generated by our Data & AI initiatives. Investor Day AI business value generated target defined as the annual run-rate versus the FY 2025 baseline.

9

10 N et w or k b us in es se s Double-digit profit increase supported by revenue growth and efficiency gains across all 5 global businesses Note: YoY changes in constant euros. Global businesses’ RoTEs are adjusted based on Group’s deployed capital. Openbank’s operating profitability calculated as PBT / Tangible Equity and excluding the additional provisions in UK auto finance (Motor Finance), booked in Q1’26 and Q2’26. (1) Openbank PBT including additional provisions in UK auto finance (Motor Finance): +2%. (2) Excluding the additional provisions in UK auto finance (Motor Finance). 2.5 +13% Underlying profit (€ bn) Efficiency9M’26 Underlying RoTE FY’28 underlying RoTE target Revenue (€ bn) Retail Group Openbank CIB Wealth Payments EBITDA margin >21% c.16% >20% >60% c.45% >20% 39.9% -2.9pp 40.4% -3.1pp 42.6% -3.8pp 34.6% -2.1pp 85.1% -6.4pp 42.6% -2.8pp 6.4 +12% 2.4 +15% 1.7 +19% 0.1 +147% 11.2 +14% 34.0% +2.4pp 16.0% +1.1pp 26.3 +6% 10.1 +5% 6.9 +14% 3.2 +10% 1.2 +15% 46.8 +7% PBT ex. Motor Finance1 Operating profitability RoTE218.0% +1.8pp 17.7% +1.0pp 19.2% +0.7pp 58.2% -0.6pp 10.4%

Retail

Double-digit profit growth on the back of deeper customer relationships and the rollout of our global platforms

9M'26 execution

- **ONE Transformation** progressing at speed: customer interaction platform deployed in Spain and global app launched in Uruguay, now live in 5 countries
- **Profitable loan growth** and widespread increases in **deposits** underscoring our strength as a trusted partner and the value of our customer-centric model
- Excluding Argentina, **CoR** was broadly stable YoY at **1.08%**, as a result of our prudent risk management
- **Strong profit growth** reflecting the benefits of ONE Transformation, with operating jaws of +8pp

9M'26 performance

Metric	Value	YoY	ex. M&A
Loans	€697bn	+16%	+3% ex. M&A
Deposits	€711bn	+16%	+6% ex. M&A
CoR	1.20%	+6bps	
Efficiency	39.9%	-2.9pp	
Profit	€6,445mn	+12%	+9% ex. M&A
RoTE	17.7%	+1.0pp	

Operating targets

Fees (€ mn)



+8%
+7%
ex. M&A
4,722
5,084
9M'25
9M'26

Cost per active customer (€)



-5%
188
178
9M'25
9M'26

Non-commercial FTEs per mn customers[1]



-17%
473
392
Sep-25
Sep-26

Operational leverage

Revenue (€ mn)



+6%
+3%
ex. M&A
24,810
26,277
9M'25
9M'26

Costs (€ mn)



-1%
-5%
ex. M&A
10,614
10,497
9M'25
9M'26

Note: data and YoY changes in constant euros.
(1) Excluding M&A.

11

Openbank

Improved value proposition, strong customer momentum and disciplined execution, leading to +8pp operating jaws and +13% underlying PBT

9M'26 execution

- More **integrated, scalable and efficient** business, while accelerating **cross-selling** and AI-led transformation
- **Loans up**, driven by growth in auto
- **Openbank US** has raised $11bn deposits since launch providing c.$150mn in net funding cost savings p.a.
- **PBT +13%** excluding Motor Finance[1], on the back of 8pp positive jaws, with revenue up and costs down at the same time
- **Profit** affected by c.€200mn from Motor Finance in H1 and c.€200mn from the end of EV fiscal benefits in US

9M'26 performance

Metric	Value	Change	Additional
Loans	€231bn	+7%	+3% ex. Webster
Deposits	€177bn	+37%	+2% ex. Webster
CoR	2.10%	+4bps	
Efficiency	40.4%	-3.1pp	
PBT	€2,544mn	+13% ex. Motor Finance	+11% ex. Webster
Operating profitability	16.2%	+0.1pp	18.0% (+1.8pp ex. Motor Finance)

Operating targets

Total customers (mn)



+23%
26.2
32.2
Sep-25
Sep-26

Cost per active customer (€)



-11%
229
205
9M'25
9M'26

Operational leverage

Revenue (€ mn)



+5%
+3% ex. Webster
9,603
10,062
9M'25
9M'26

Costs (€ mn)



-3%
-5% ex. Webster
4,172
4,066
9M'25
9M'26

Note: data and YoY changes in constant euros. PBT excluding Motor Finance. Operating profitability calculated as PBT / Tangible Equity.
PBT including Motor Finance: +2%.
(1) The additional provisions in 9M'26 in UK auto finance (Motor Finance) were €245mn gross, €194mn net of tax and non-controlling interest, booked in Q1'26 and Q2'26.

12

San US

Our US franchise delivered 13% RoTE before Webster, which will further accelerate our path to top-tier profitability

Webster's contribution

- **Enhances our scale**, adding a complementary branch footprint, creating a **leading Northeast deposit franchise**
- **Creates a more balanced business**, combining Webster's high-quality retail and commercial franchise with our strength in consumer, diversifying our loan portfolio
- **Further strengthens our funding profile**, combining Openbank's high-yield deposits with a diversified deposit base, including c.$10bn Health Savings Accounts
- Brings Santander US's **loan-to-deposit ratio <100%** and accelerates our path to **top-tier profitability** and efficiency, supported by c.$800mn of cost synergies[1]

9M'26 Santander US performance

Metric	Total	ex. Webster
Loans	€175bn (+59%)	€125bn (+13%)
Deposits	€158bn (+84%)	€96bn (+12%)
CoR	1.39% (-24bps)	
Efficiency	44.7% (-4.6pp)	
Profit	€1,514mn (+32%)	€1,425mn (+24%)
RoTE	12.6% (+2.1pp)	

Santander US improved funding profile


Loan-to-deposit ratio² (%)
-13pp
113
<100
Sep-24
Sep-26
ABF³ ($ bn)
-36%
25
16
Sep-24
Sep-26

Santander US RoTE improvement path


10%
+5pp
+2pp already achieved
15%
+3pp
c.18%
2025 Santander US
Santander US standalone improvement
2028 Santander US standalone
Webster scale, funding optim. and synergies
2028 combined post synergies

Note: data and YoY changes in constant euros.
(1) Full run-rate synergies expected to be achieved by the end of 2028.
(2) Loan-to-deposit ratio: net loans including reverse repos / deposits including repos.
(3) ABF: Asset-backed funding.

13

CIB

Better efficiency and profitability driving profit up 15% on the back of our growth initiatives

9M'26 execution

- Solid execution of our strategy focused on **disciplined capital allocation,** driving RoTE up to 19%, while maintaining a leading position in efficiency
- **Good activity levels** across business lines, especially in Global Banking and Global Markets, supported by our growth initiatives and our diversified business model
- **Double-digit profit growth** on the back of 8pp positive operating jaws, with strong revenue growth (+14%) across business lines and most markets

9M'26 performance

Loans	Deposits	CoR
€178bn	€150bn	0.32%
+28%	+12%	+24bps

Efficiency	Profit	RoTE
42.6%	€2,433mn	19.2%
-3.8pp	+15%	+0.7pp

Operating targets

Gross collaboration revenue (€ mn)

+7%



2,046
2,196
9M'25
9M'26

Total revenue / avg. RWAs (%)

+0.6pp



7.8
8.4
9M'25
9M'26

Recurrency performance

Fees (€ mn)

+7%



1,862
1,995
9M'25
9M'26

Costs (€ mn)

+5%



2,804
2,956
9M'25
9M'26

Note: data and YoY changes in constant euros.

14

Wealth

High-teen profit growth, with fees up 11% backed by strong client inflows and our focus on value-added solutions and services

9M'26 execution

- Enhanced **global advisory model** with improved connectivity across countries and global businesses
- **AuMs reached new record levels**, on the back of solid commercial activity and market performance. **GWPs grew 20%**
- **Insurance** represents one of the Group's biggest opportunities, with significant upside from today's c.10% penetration to best-in-class levels
- **Strong profit growth,** driven by revenue, growing well above costs, on the back of client inflows and our focus on fee-generating activities

9M'26 performance

AuMs	CAL (PB)	Gross written premiums
€588bn	€388bn	€10.0bn
+11%	+13%	+20%

Efficiency	Profit	RoTE
34.6%	€1,651mn	58.2%
-2.1pp	+19%	-0.6pp

Operating targets

Distribution fees (€ mn)

+9%



1,820
1,978
9M'25
9M'26

PAT + distribution fees Insurance (€ mn)

+13%



1,168
1,326
9M'25
9M'26

Revenue growth

Private Banking (€ mn)

+4%



1,792
1,870
9M'25
9M'26

Insurance and Asset Management Solutions (€ mn)

+26%



1,008
1,272
9M'25
9M'26

Note: data and YoY changes in constant euros.
Private Banking CAL (customer assets and liabilities) measured as Private Banking AuMs + loans and deposits. Distribution fees including those registered in other businesses.

15

Payments

Global platforms generating value in scope and scale, driving revenue growth and profitability improvements

9M'26 execution

- **Key strategic priorities** driving lower cost per transaction and improved merchant value proposition, with a single-entry platform for cross-border European payments
- **Activity increased across business lines** as we progress on our global platforms. Of note, Getnet TPV increase across our footprint and Ebury customer growth
- **Open market revenue** represents c.30% of Payments total revenue[1]
- **Strong profit increase,** supported by 15% revenue growth and EBITDA margin expansion

9M'26 performance

Getnet TPV	Getnet Platforms # transactions	Ebury active customers
€198bn	**14bn**	**29k**
+9%	3x	+25%

Operating targets

transactions[2] (bn)

+37%


18.7
25.5
9M'25
9M'26

Cost per payment transaction (€ cents)

-39%


2.4
1.5
9M'25
9M'26

Profitable growth

Revenue (€ mn)

+15%


1,026
1,175
9M'25
9M'26

EBITDA margin (%)

+2.4pp


31.6
34.0
9M'25
9M'26

Profit (€ mn)

2x


43
105
9M'25
9M'26

Note: data and YoY changes in constant euros.
Getnet Platforms transactions include processed A2A and card transactions.
(1) % open market revenue vs. Payments total revenue, excluding revenue from our cards platform.
(2) # transactions includes Acquiring (Getnet) plus A2A and card transactions managed (Getnet Platforms).

16

Strong organic capital build while accelerating profitability and value creation

CET1

%



+0.9pp
13.5
-1.63
11.8
+0.75
+0.20
-0.09
12.7
Dec-25
M&A
Pro forma ex. M&A
Net organic generation
Regulatory & models
Markets, others & one-offs
Sep-26

Underlying RoTE



+1.1pp
14.9%
16.0%
9M'25
9M'26

TNAVps + cash DPS

€ per share



Cash DPS: €25.2 cents
+11%
5.56
6.17
5.92
Sep-25
Sep-26

With the buybacks against 2025 results and c.50% of the capital resulting from the Poland disposal, as well as the one against H1'26 results that is currently underway, we have **delivered c.€9bn[1]** of our commitment of distributing **at least €10bn through SBBs for 2025-26**

SBB target 2025-26	€10bn
Delivered as of 9M'26[1]	c.€9bn

Note: TNAVps + Cash DPS includes the €12.50 cent cash dividend per share paid in May 2026 and the €12.70 cent cash dividend per share approved in September that will be paid from 2 November 2026, all forming part of our ordinary shareholder remuneration policy against 2025 and 2026 results, respectively.

M&A includes: +95bps from the Poland disposal, -56bps from the additional share buyback following the Poland disposal, -55bps from the TSB acquisition and -147bps from the Webster acquisition.

Net organic generation includes: profit generation, net of ordinary capital distribution and net organic RWAs. For more information, see additional note 1 on slide 63.

(1) Total share buybacks as of 9M'26 including: i) €1.7bn share buyback against H1'25 results (completed); ii) €1.8bn share buyback against H2'25 results (completed); iii) €3.2bn additional share buyback to distribute approx. 50% of the CET1 capital generated following the completion of the sale of 49% of Santander Bank Polska to Erste Group on 9 January 2026 (completed); and iv) €1.8bn share buyback against H1'26 results (underway).

17

Index 1 9M’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

19 Underlying profit € mn Underlying profit Constant € mn Higher revenue and lower costs are driving double-digit net operating income and profit growth Note: Group P&L changes are YoY. Group underlying profit excludes: i) integration charges related to M&A (-€666mn in Q2’26 and Q3’26); ii) the capital gain resulting from the disposal of the Poland business in Q1’26 (€1,895mn); and iii) results related to the business subject to the Poland disposal in 9M’25 (€713mn) Group P&L Current Constant € million 9M'26 9M'25% % NII 34,614 31,599 10 8 Net fee income 10,349 9,462 9 7 Other income 1,844 2,182 -15 -16 Total revenue 46,807 43,243 8 7 Total costs -19,925 -19,623 2 0 Net operating income 26,882 23,620 14 12 LLPs -10,060 -8,908 13 10 Other results -1,051 -702 50 50 Underlying attributable profit 11,176 9,624 16 14 Non-recurring items 1,229 713 72 72 Attributable profit 12,405 10,337 20 18 3,165 3,212 3,247 3,528 3,560 3,768 3,848 Q1'25 Q2 Q3 Q4 Q1'26 Q2 Q3 3,147 3,280 3,343 3,604 3,586 3,762 3,827 +14% +19% +2% +2%

Revenue growth is underpinned by more customers and deeper relationships across our businesses

Total revenue

Constant € mn



+8%
14,481
14,754
14,692
15,382
15,283
15,658
15,866
Q1'25
Q2
Q3
Q4
Q1'26
Q2
Q3



+7%
43,927
+1,466
+459
+840
+285
+150
-322
46,807
+6%
+5%
+14%
+10%
+15%
9M'25
Retail
Openbank
CIB
Wealth
Payments
CC
9M'26
YoY growth

Note: data and YoY changes in constant euros.

Group

- c.95% of total revenue is customer related
- **Solid revenue growth YoY**, both in NII and fees, with all global businesses increasing, reflecting the benefits of our model
- **In the quarter,** revenue rose 1% on the back of NII growth, mainly in Retail and Openbank, favoured by the Webster acquisition

Detail by business

- In **Retail**, positive performances across most countries, driven by strong NII and fee growth
- **Openbank** up, with a solid NII performance, especially in Europe and South America
- **CIB** increased mid-teens, supported by client activity across business lines
- **Wealth** grew double digits, up in both business lines, due to our focus on fee-generating activities and by the valuation of some stakes
- **Payments** rose, boosted by strong activity across business lines

20

Solid NII performances across most global businesses driven by higher activity levels and our active balance sheet management


NIM
Quarterly
2.65%
2.71%
2.61%
2.68%
2.67%
2.71%
2.60%
NII
Constant € mn
+11%
10,574
10,852
10,668
11,031
11,127
11,654
11,833
Q1'25
Q2
Q3
Q4
Q1'26
Q2
Q3
+8%
32,093
+1,397
+417
+894
-4
-3
-180
34,614
+7%
+5%
+32%
-0%
-3%
9M'25
Retail
Openbank
CIB
Wealth
Payments
CC
9M'26
YoY growth

Note: data and YoY changes in constant euros.
NIM = NII / Average earning assets in current euros.

Margins

- 9M'26 NIM flat YoY:
  - **Retail** up 4bps, improving especially in Argentina, Spain and Mexico
  - Strong performances in **Openbank** (+13bps YoY), both in the US and Europe, as well as in **CIB** (+13bps YoY)
- **In the quarter,** NIM was mainly affected by UF in Retail Chile, seasonality and change of mix in Retail Brazil and normalization in CIB (mainly in Global Markets)

Net interest income

- **c.90% of Group NII** is from our Retail and Openbank businesses
- **NII +8% YoY,** with most businesses growing
  - **Retail** up 7%, with positive performances across most countries, and favoured by TSB and Webster. Excluding M&A, NII growth supported by higher volumes and balance sheet management
  - **Openbank** rose 5%, on the back of solid margin management and higher volumes in Openbank Europe and Brazil. Excluding Webster, NII +3%
  - **CIB** +32% YoY, driven by strong activity in Global Markets
- **In the quarter,** NII +2%, benefitting from the TSB and Webster acquisitions
  - **Retail** affected by seasonality and change of mix in Brazil and UF in Chile, with generalized growth across Europe and the US
  - **Openbank** increased, mainly driven by volumes in Europe and with lower costs of deposits in the US, even excluding Webster
  - **CIB** normalizing from a strong Q2

21

Strong net fee income fuelled by structural value added from our global businesses

Net fee income

Constant € mn



+7%
3,179
3,218
3,246
3,543
3,389
3,482
3,478
Q1'25
Q2
Q3
Q4
Q1'26
Q2
Q3



+7%
9,644
+362
+10
+133
+138
+50
+12
10,349
+8%
+1%
+7%
+11%
+6%
9M'25
Retail
Openbank
CIB
Wealth
Payments
CC
9M'26
YoY growth

Note: data and YoY changes in constant euros.

Detail by business

- Retail:
  - **Good commercial dynamics** and customer growth (+10mn YoY), supporting widespread increases across our footprint, particularly in transactional, insurance, mutual funds and FX
  - Of note, strong performances in Mexico, Spain, the UK and Argentina
- Openbank:
  - **Rose slightly,** with solid performances in South America (activity and insurance); Openbank US was affected by strong servicing fees in 2025
- CIB:
  - **Up 7%,** on the back of strong Global Banking activity across most countries, especially in the US
- Wealth:
  - **Double-digit growth,** supported by both business lines, mainly Private Banking, up 13%, driven by mutual funds in Spain and securities in the US
- Payments:
  - **Solid growth,** boosted by activity in Getnet and Ebury, with Getnet TPV up 9%, mainly driven by Brazil, Europe and Mexico

22

ONE Transformation is delivering lower costs and 12% net operating income growth

GROUP



Revenue
Constant € mn
+7%
14,481 14,754 14,692 15,382 15,283 15,658 15,866
-5%
in real terms
Total costs
Constant € mn
0%
6,604 6,721 6,541 6,921 6,544 6,710 6,672
Efficiency
12M rolling
46.5% 46.7% 45.9% 45.3% 44.5% 43.8% 43.2%
NOI
Constant € mn
+12%
7,877 8,033 8,151 8,461 8,739 8,949 9,194
Q1'25 Q2 Q3 Q4 Q1'26 Q2 Q3

Costs

- **Costs down 5% YoY** in real terms, with efficiency improving 3pp
  - **Retail** down 5% ex. M&A, with outstanding performances in the UK and Spain
  - **Openbank** improved 5% ex. Webster, driven both by Europe and the US
  - **CIB** +5%, well below revenue growth, resulting in +8pp operating jaws
  - In **Wealth,** efficiency improved 2pp to 34.6%
  - In **Payments,** up as we invest in our global platforms, in a context of higher activity
- **In the quarter, costs -4% ex. M&A**, with significant savings in Retail and Openbank

RETAIL AND OPENBANK

Retail and Openbank represent **c.75%** of the Group's total costs



Retail
Openbank



Efficiency
43.0%
40.1%
Revenue
Constant € mn
34,413
36,339
9M'25
9M'26
+6%
Total costs
Constant € mn
14,786
14,563
9M'25
9M'26
-2%
-8%
in real terms

Note: data and YoY changes in constant euros. Contribution to Group costs as a percentage of total operating areas, excluding the Corporate Centre.
Total cost growth in real terms defined as cost growth in constant euros, excluding inflation and perimeter effects from significant M&A transactions (i.e. TSB and Webster).

23

Robust asset quality



CoR
1.12%
1.13%
1.13%
1.14%
1.14%
1.15%
1.16%
LLPs
Constant € mn
+10%
3,081
3,083
2,960
3,297
3,268
3,329
3,463
Q1'25
Q2
Q3
Q4
Q1'26
Q2
Q3

Other credit quality metrics

	Sep-25	Jun-26	Sep-26
NPL ratio	2.91%	2.93%	**2.90%**
Coverage ratio	67%	64%	**64%**
Stage 1	€982bn	€1,090bn	**€1,155bn**
Stage 2	€83bn	€93bn	**€95bn**
Stage 3	€33bn	€38bn	**€39bn**

Credit quality

- **LLPs and CoR** affected YoY by sector-wide trends in Argentina. Excluding Argentina:
  - **LLPs** rose 6%, in line with loan growth ex. M&A, and **CoR** was broadly stable at 1.09%, reflecting our active risk management and resilient labour markets across most of our footprint
  - **NPL ratio** improved to 2.85%. Even excluding M&A and after some single-name impacts, it remained at low levels
- **Stable coverage ratio** in the quarter; YoY trends reflect changing portfolio mix. **Stages** growing in line with portfolio, with a stable distribution across buckets

Detail by business

- In **Retail, which represents >60% of Group LLPs,** CoR was affected by Argentina. Excluding it, CoR was 1.08%, fairly stable both YoY and QoQ
  - Of note, solid underlying performance YoY in Spain (-17bps) and sound improvement in Brazil as we adjust our portfolio mix (-15bps)
- In **Openbank, which represents >30% of Group LLPs,** CoR rose 4bps to 2.10% YoY (broadly stable QoQ)
  - In **Openbank Europe**, CoR affected by model updates and Openbank Pay growth
  - In **Openbank US**, CoR down 25bps YoY (-15bps QoQ), reflecting resilient customer behaviour and improved mix (personal lending portfolio sale in 2025)
- In **CIB, LLPs** affected by single names in Europe, Brazil and the US

Note: data and YoY changes in constant euros. CoR, NPL ratio, Coverage ratio and Stages in current euros.
CoR – underlying provisions to cover losses due to impairment of loans in the last 12 months / average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months.

24

Strong organic capital generation keeps us on track to deliver on our year-end CET1 target

CET1 ratio
%



+75bps net organic generation in 9M'26
+19bps net organic generation
14.0
-1.47
12.5
+0.59
-0.33
-0.07
-0.04
-0.01
12.7
2026 target 12.8-13%
Jun-26
Webster
Pro forma ex. Webster
Profit
Ordinary capital distribution[1]
Net organic RWAs[2]
Regulatory & models
Markets, one-offs & others
Sep-26

Maximize capital productivity

9M'26 or latest estimates

Front book pricing
RoTE of new book
21%

Asset rotation and risk transfer activities
Capital generated
c.€4.5bn

Value creation
% RWAs with RoRWA > CoE
90%

Note: phased-in ratio calculated in accordance with the transitory treatment of the CRR.

(1) Capital distribution includes deductions for accrual of ordinary shareholder remuneration and AT1 costs. The board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails distributing approximately 50% of the Group's underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and ii) distribute any excess capital to shareholders at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. The execution of the ordinary shareholder remuneration policy and the distribution of any excess capital to shareholders at the end of the 2026-2028 period is subject to corporate and regulatory decisions and approvals.

(2) Business RWA change net of risk transfer initiatives.

25

Index 1 9M’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

Record 9M profit and comfortably on track to meet all our 2026 targets

- **Revenue and costs on track** on the back of our consistent execution of ONE Transformation
- **Strong quarterly profit** supported by a solid P&L from top to bottom
- **Capital on track to achieve 2026 target** with a solid organic capital build
- **Double-digit shareholder value creation** driven by disciplined capital allocation

	9M'26 delivery	2026 targets
Revenue growth	+5% ex. TSB & Webster	Mid-single digit in constant euros
Costs	-2% ex. TSB & Webster	Down in constant euros
Underlying profit	€11.0bn ex. TSB & Webster	Up vs. €14.1bn in 2025
CET1	12.7%	12.8-13% Operating range: 12-13%
TNAVps + Cash DPS	+11%	At least double digit

Note: YoY changes in constant euros. Targets market dependent. Based on macro assumptions aligned with international economic institutions. P&L targets excluding Poland, TSB and Webster in 2025-26, as defined during the Investor Day in February 2026.
TNAVps + Cash DPS includes the €12.50 cent cash dividend per share paid in May 2026 and the €12.70 cent cash dividend per share approved in September that will be paid from 2 November 2026, all forming part of our ordinary shareholder remuneration policy against 2025 and 2026 results, respectively.

27

Our Financial North Star

2026 – 28 targets

Strength

CET1

c.13%

12-13% operating range

Excess >13% to be returned at the end of the plan

Profitable growth

Profit	RoTE
>€20bn	**>20%**

by 2028

TNAVps+DPS

Accelerating to High teens

by 2028

&

EPS

annual growth

Double-digit

2026-2028

Shareholder remuneration

Payout	Cash DPS
50%	**>x2** by 2028[1]

Increase cash dividend payout to 35% from 2027

Reinvesting capital organically

>20%

RoTE

Note: the board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group's underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and ii) distribute any excess capital to shareholders at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. The execution of the ordinary shareholder remuneration policy and the distribution of any excess capital to shareholders at the end of the 2026-2028 period is subject to corporate and regulatory decisions and approvals.

(1) vs. 2025.

28

Index 1 9M’26 Highlights Progress on our strategy 2 Group review 3 Final remarks 4 Appendix

2028 Investor Day targets summary Group P&L QoQ variations including and excluding M&A Loans by global business Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

We are well positioned to deliver on our 2028 Investor Day targets

		2025	9M'26	2028 ID targets
Profitability	Underlying profit (€ bn)	13.2	11.2	>€20bn
	Underlying RoTE (%)	15.2	16.0	>20%
	Underlying EPS (%)	17	21	DD annual growth
	Payout (Cash + SBB)[1] (%)	50	50	50
Customers	Total customers (mn)	174	189	>210mn
	Active customers (mn)	102	111	c.125mn
	Fees per active customer (constant €[2])	130	129	c.135
	Cost per active customer (constant €[2])	264	249	c.220
ONE Transformation	Total revenue (%)	5	5	Up MSD every year[3]
	Total costs (%)	0	-2	<€27bn[2] | Down every year[3]
	Efficiency ratio (%)	45.3	42.6	c.36%
Capital	CET1 (%)	13.5	12.7	c.13%
	RoTE of new business (%)	22	21	>20%
Value creation	TNAVps + cash DPS (%)	+14	+11	Accelerating to high teens

(1) The board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails allocating approximately 50% of the Group's underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results, and ii) distribute to shareholders any excess capital at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. The execution of the ordinary shareholder remuneration policy and the distribution to shareholders of any excess capital at the end of the 2026-2028 period is subject to corporate and regulatory decisions and approvals.
(2) In constant euros based on 2025 FX rates.
(3) YoY changes in constant euros and like for like (i.e. excluding Poland in 2025 and TSB/Webster perimeter effects).

31

2028 Investor Day targets summary Group P&L QoQ variations including and excluding M&A Loans by global business Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

33 Quarterly trends impacted by seasonal effects Group quarterly performance excluding TSB & Webster Constant € mn 3,081 3,083 2,960 3,297 3,268 3,314 3,407 Q1'25 Q2 Q3 Q4 Q1'26 Q2 Q3 6,604 6,721 6,541 6,921 6,544 6,577 6,340 NII Fees Revenue Costs LLPs 14,481 14,754 14,692 15,382 15,283 15,430 15,196 3,179 3,218 3,246 3,543 3,389 3,467 3,421 10,574 10,852 10,668 11,031 11,127 11,439 11,220 -2% -1% -2% -4% +3% Q3'26 vs. Q2'26 Current Constant Current Constant % % % % NII 2 2 -2 -2 Net fee income 0 -0 -1 -1 Other income 7 6 7 6 Total revenue 2 1 -1 -2 Total costs -0 -1 -3 -4 Net operating income 3 3 0 0 LLPs 4 4 3 3 Other results 7 7 -10 -10 Underlying attributable profit 2 2 -1 -1 Group P&L Ex. TSB & Webster

2028 Investor Day targets summary Group P&L QoQ variations including and excluding M&A Loans by global business Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

Loans by global business



ex. M&A
€1,143bn
+16%
+6%
Wealth
3%
+13%
+11%
CIB
16%
ex. Webster
+28%
Openbank
20%
+7%
+3%
ex. Webster
o/w M&A
Retail
61%
+16%
+3%
ex. M&A
Loans

Loans

- **>80% of Group loan portfolio** is from our Retail and Openbank businesses
- **Loans rose 16% YoY,** favoured by the incorporation of TSB and Webster. **Excluding M&A**, they increased 6%:
  - In **Retail,** loans +3%, on the back of widespread growth in mortgages, particularly in Europe and Brazil, cards, especially in Select customers in Brazil, and corporate loans
  - In **Openbank,** they went up 3%, driven by auto, with sustained growth in Europe, and double-digit increases across most of our countries in Latin America
  - In **CIB,** +28%, boosted by growth across business lines, especially in less capital-intensive products
  - In **Wealth,** 11% increase, particularly in Spain, Chile (boosted by the Principal Vida Chile acquisition) and the US

Note: data and YoY changes in constant euros. Total loans includes €1bn from Payments, not represented in the graph as it is not material, just 0.1% of the total Group.

35

2028 Investor Day targets summary Group P&L QoQ variations including and excluding M&A Loans by global business Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

Retail & Commercial Banking

KEY DATA

Loans	Deposits	Mutual funds
€697bn	€711bn	€125bn
+16% / +3% ex. M&A	+16% / +6% ex. M&A	+14%

Efficiency	CoR	RoTE
39.9%	1.20%	17.7%
-2.9pp	+6bps	+1.0pp

P&L

Underlying P&L (€ mn)	Q3'26	% Q2'26	% Q2'26 (Ex. M&A)	9M'26	% 9M'25	% 9M'25[1]	% 9M'25 (Ex. M&A)	% 9M'25[1] (Ex. M&A)
NII	7,528	1.9	-1.7	21,687	6.9	9.6	3.5	6.1
Net fee income	1,756	3.4	2.4	5,084	7.7	11.1	6.7	10.0
Total revenue	**9,141**	**3.1**	**0.1**	**26,277**	**5.9**	**8.7**	**3.0**	**5.7**
Total costs	-3,549	-1.5	-4.7	-10,497	-1.1	1.3	-4.6	-2.3
Net operating income	**5,592**	**6.3**	**3.2**	**15,780**	**11.2**	**14.2**	**8.7**	**11.6**
LLPs	-2,097	1.0	-1.0	-6,119	8.9	13.7	7.6	12.3
Underlying profit	**2,321**	**9.5**	**6.6**	**6,445**	**12.5**	**14.4**	**9.5**	**11.4**

Note: Sep-26 data and YoY changes in constant euros.
(1) % change in current euros.

HIGHLIGHTS

- **ONE Transformation** continued to deliver tangible results, reflected in **fee** growth, a double-digit increase in **customer funds**, **cost to serve** improvement (-5%) and **higher profitability**
- Excluding M&A, **loans** increased 3% YoY, mainly driven by mortgages across countries, **deposits** grew 6% and **mutual funds** +14%
- **Strong profit growth YoY** (+9% ex. M&A), on the back of higher revenue and strong cost reductions. By line:
  - **NII** increased, with positive performances across most of our footprint, boosted by higher volumes and active balance sheet management
  - **Fees** +8%, driven by transactional, insurance, mutual funds and FX
  - **Costs** improved 8% in real terms, benefitting from our transformation. As a result, efficiency improved 2.9pp to 39.9%
  - **LLPs** increased due to higher provisions in Argentina, reflecting sector-wide trends in the country. Excluding it, LLPs up 2%
- Excluding M&A, **profit +7% QoQ,** mainly driven by fees (transactional), as well as lower regulatory charges and costs (transformation), which more than offset the impact on NII of the UF in Chile and the seasonality and portfolio mix change in Brazil

37

RETAIL SPAIN

Loans	Deposits	Mutual funds
€159bn	€240bn	€55bn
+2%	+5%	+13%

Yield on loans	Cost of deposits	Efficiency
3.47%	0.47%	31.2%
-15bps	-1bps	-4.9pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25
NII	1,579	2.0	4,604	4.3
Net fee income	326	-1.6	1,001	8.4
Total revenue	**1,924**	**-1.3**	**5,781**	**7.1**
Total costs	-599	0.1	-1,806	-7.5
Net operating income	**1,325**	**-1.9**	**3,975**	**15.4**
LLPs	-269	44.1	-573	-27.6
Profit before tax	**991**	**-7.2**	**3,220**	**29.1**

- **Loans** up YoY, mainly mortgages, personal loans (Select) and corporates. **Deposits** rose 5%, boosted by Select, and **mutual funds** +13%
- **Strong performance across the P&L** (PBT +29% YoY) with higher NII (activity and balance sheet management) and fees (FX and insurance), costs down and lower LLPs, driven by balance sheet optimization and better credit quality
- **In the quarter**, PBT mainly affected by LLP normalization after Q2 balance sheet optimization initiatives, which more than offset a solid NII performance

RETAIL UK

Loans	Deposits	Mutual funds
€277bn	€263bn	€8bn
+22% (+3% ex. TSB)	+25% (+5% ex. TSB)	+30%

Yield on loans	Cost of deposits	Efficiency
4.21%	1.92%	51.0%
+3bps	-0bps	-8.6pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	Ex. TSB % Q2'26	9M'26	% 9M'25	% 9M'25[1]	Ex. TSB % 9M'25	Ex. TSB % 9M'25[1]
NII	1,636	13.4	6.1	4,272	19.2	17.4	4.0	2.4
Net fee income	119	15.2	9.3	302	42.0	39.9	24.7	22.8
Total revenue	**1,699**	**15.8**	**9.5**	**4,335**	**22.5**	**20.7**	**6.4**	**4.8**
Total costs	-795	3.0	-5.5	-2,211	4.9	3.3	-10.4	-11.8
Net operating income	**904**	**30.0**	**25.4**	**2,123**	**48.5**	**46.3**	**31.2**	**29.3**
LLPs	-71	-39.3	-48.7	-262	123.6	120.3	94.5	91.7
Profit before tax	**761**	**44.5**	**44.5**	**1,699**	**43.5**	**41.3**	**26.9**	**25.0**

- Ex. TSB, **loans** up YoY, supported by positive new business trends since Jun-25, and **deposits** rose, mainly time deposits from individuals
- Ex. TSB, **PBT+27% YoY,** driven by higher NII (volumes and mortgage yields), transactional fees and lower costs (transformation), partially offset by LLPs (model updates and balance sheet optimization), remaining at low levels
- Ex. TSB, **PBT +45% QoQ,** with strong performances across the P&L, especially in NII (volumes and yields), costs and LLPs (balance sheet optimization)

Note: Sep-26 data and YoY changes in constant euros.
(1) % change in current euros.

38

RETAIL MEXICO

Loans	Deposits	Mutual funds
€40bn	€40bn	€17bn
+3%	+6%	+4%

Yield on loans	Cost of deposits	Efficiency
13.16%	2.87%	39.6%
-126bps	-89bps	-2.8pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25	% 9M'25[1]
NII	1,072	-0.9	3,142	0.9	8.8
Net fee income	293	5.3	822	15.7	24.9
Total revenue	**1,361**	**3.0**	**3,912**	**4.1**	**12.4**
Total costs	-529	-0.7	-1,551	-2.6	5.0
Net operating income	**832**	**5.5**	**2,361**	**9.1**	**17.8**
LLPs	-346	-0.6	-1,025	11.0	19.7
Profit before tax	**485**	**12.3**	**1,318**	**6.2**	**14.6**

- **Loans** up YoY in mortgages, personal loans and corporates. **Deposit** growth reflects our focus on becoming our customers' primary bank
- **PBT +6% YoY**, driven by NII (cost of deposits, volumes and active balance sheet management), fees (transactional and insurance) and costs, partially offset by higher LLPs (model updates and single names in Commercial)
- **PBT +12% QoQ**, on the back of revenue growth, mainly from transactional fees, and lower costs and LLPs (model updates in cards)

RETAIL BRAZIL

Loans	Deposits	Mutual funds
€70bn	€68bn	€29bn
-0%	+10%	+18%

Yield on loans	Cost of deposits	Efficiency
15.99%	9.41%	43.1%
-36bps	+39bps	+0.8pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25	% 9M'25[1]
NII	1,838	-6.0	5,632	-1.0	4.6
Net fee income	584	3.5	1,683	-1.4	4.2
Total revenue	**2,356**	**-2.2**	**7,093**	**-2.1**	**3.4**
Total costs	-974	-9.4	-3,060	-0.3	5.4
Net operating income	**1,381**	**3.6**	**4,033**	**-3.5**	**2.0**
LLPs	-1,013	-1.3	-3,001	-0.5	5.2
Profit before tax	**327**	**16.2**	**961**	**-16.9**	**-12.2**

- **Loans** flat YoY as the increase in corporates, mortgages and cards (Select) offset the decrease in personal loans, in line with our derisking strategy. **Deposits** +10%, backed by time deposits, and **mutual funds** up double digits
- **PBT** affected YoY by the impact on NII of a shift towards a lower-risk portfolio. Costs down in real terms with flat LLPs, reflecting the portfolio mix change
- **PBT +16% QoQ**, driven by higher fees (transactional and insurance) and GFT (FX hedge), with lower costs (transformation and legal) and LLPs

Note: Sep-26 data and YoY changes in constant euros.
(1) % change in current euros.

39

40 Openbank Note: Sep-26 data and YoY changes in constant euros. (1) % change in current euros. (2) The additional provisions in 9M’26 in UK auto finance (Motor Finance) were €245mn gross, €194mn net of tax and non-controlling interest, booked in Q1’26 and Q2’26. HIGHLIGHTS • We aim to become a leading digital bank that combines advanced technology with a personal and human touch, placing customers at the heart of our management and maximizing profitability and shareholder value • Excluding Webster, loans +3% YoY, with good performances in auto, and deposits +2% YoY, supported by our digital bank, in line with our strategy to optimize funding costs • Profit was impacted by Motor Finance2, the integration of Webster and a normalizedtax rate following the end of EV fiscal incentives in the US in 2025 • Excluding Motor Finance and Webster, PBT increased 11% YoY: – Revenueup 3%, mainly driven by NII growth (margin management and volumes), higher fees in South America (volumes and insurance activity) and leasing in Europe, partially offset by softer revenue trends in the US – Costsdown 5%, backed by our transformation efforts and lower asset impairments and operational risk charges (including those linked to CHFs) – LLPs increased 5%, with a good performance in the US that partially offset increases in other units, mainly in Europe and Brazil • Excluding Webster, NOI rose 7% QoQ, largely due to favourable NII, leasing in Europe and lower costs. Profit mainly affected by the usual LLP seasonality in the US KEY DATA P&L Loans €231bn +7% Deposits €177bn +37% CoR 2.10% +4bps Efficiency 40.4% -3.1pp RoTE 9.0% -1.3pp ex. Webster ex. Webster +3% +2% Ex. Webster Underlying P&L (€ mn) Q3'26 % Q2'26 % Q2'26 9M'26% 9M'25% 9M'25¹ % 9M'25% 9M'25¹ NII 3,015 6.7 1.9 8,625 5.1 4.3 3.5 2.7 Net fee income 359 4.4 -2.4 1,073 1.0 1.2 -1.2 -1.0 Total revenue 3,527 7.2 2.0 10,062 4.8 4.1 3.0 2.3 Total costs -1,347 1.3 -5.5 -4,066 -2.5 -3.4 -4.7 -5.5 Net operating income 2,180 11.3 7.2 5,997 10.4 9.8 8.9 8.4 LLPs -1,179 14.1 14.3 -3,263 4.6 3.8 4.6 3.8 Underlying profit 580 7.7 -1.8 1,407 -9.3 -9.9 -12.6 -13.1 Ex. Webster New lending €67bn +9%

OPENBANK EUROPE

Loans	Deposits	Mutual funds
€147bn	€80bn	€6bn
+3%	-3%	+15%

Yield on loans	Cost of deposits	Efficiency
5.75%	1.64%	44.5%
-2bps	-27bps	-5.6pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25	% 9M'25[1]
NII	1,230	1.7	3,645	4.4	5.0
Net fee income	183	-6.2	568	-0.5	-0.5
Total revenue	**1,554**	**3.6**	**4,543**	**4.5**	**4.9**
Total costs	-650	-2.0	-2,020	-7.1	-6.9
Net operating income	**904**	**8.0**	**2,523**	**16.2**	**16.7**
LLPs	-349	0.8	-1,038	11.9	12.1
Profit before tax	**474**	**9.7**	**1,090**	**-10.8**	**-10.1**

- **Loans** increased YoY, underpinned by auto growth. **Deposit** trends reflect our focus on profitability in a highly competitive environment
- **PBT** heavily impacted by Motor Finance[2]. Excluding it, **PBT +9% YoY**, with strong performances in NII (margin management and volumes), leasing (new business trends) and lower costs (efficiencies and lower operational risk charges)
- **PBT +10% QoQ**, on the back of a strong NOI performance, mainly driven by NII (volumes), leasing results and lower costs

OPENBANK US

Loans	Deposits	Mutual funds
€60bn	€96bn	€4bn
+19% (-1% ex. Webster)	+107% (+9% ex. Webster)	+4%

Yield on loans	Cost of deposits	Efficiency
11.79%	2.14%	40.1%
-24bps	+1bps	-2.0pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	Ex. Webster % Q2'26	9M'26	% 9M'25	% 9M'25[1]	Ex. Webster % 9M'25	Ex. Webster % 9M'25[1]
NII	1,273	15.0	2.8	3,462	3.4	-0.6	-0.6	-4.4
Net fee income	94	43.7	7.8	242	-3.7	-7.3	-13.0	-16.3
Total revenue	**1,413**	**16.0**	**1.8**	**3,819**	**2.7**	**-1.2**	**-1.9**	**-5.6**
Total costs	-522	5.6	-12.8	-1,530	-2.1	-5.8	-7.9	-11.3
Net operating income	**891**	**23.0**	**11.8**	**2,289**	**6.2**	**2.2**	**2.5**	**-1.4**
LLPs	-511	31.9	32.3	-1,338	-9.1	-12.6	-9.0	-12.4
Profit before tax	**355**	**3.9**	**-13.0**	**923**	**43.5**	**38.1**	**34.6**	**29.6**

- Ex. M&A, **loans** reflected our asset rotation initiatives and focus on auto profitability, while **deposits** posted solid growth, supported by our digital bank
- Ex. M&A, **PBT +35% YoY**, underpinned by notable improvements in costs (efficiencies and lower asset impairment charges) and LLPs (resilient customer repayment behaviour and capital relief measures)
- Ex. M&A, **NOI up 12% QoQ**, mainly driven by strong NII performance with lower deposit costs, and cost dynamics. PBT affected by the usual LLP seasonality

Note: Sep-26 data and YoY changes in constant euros.
(1) % change in current euros. (2) The additional provisions in 9M'26 in UK auto finance (Motor Finance) were €245mn gross, €194mn net of tax and non-controlling interest, booked in Q1'26 and Q2'26.

41

Corporate & Investment Banking

KEY DATA

Loans	Deposits
€178bn	€150bn
+28%	+12%

Efficiency	CoR	RoTE
42.6%	0.32%	19.2%
-3.8pp	+24bps	+0.7pp

P&L

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25	% 9M'25[1]
NII	1,189	-10.9	3,732	31.5	34.1
Net fee income	641	-12.0	1,995	7.1	7.4
Total revenue	**2,157**	**-10.4**	**6,936**	**13.8**	**15.1**
Total costs	-1,008	0.0	-2,956	5.4	5.7
Net operating income	**1,149**	**-17.9**	**3,980**	**20.9**	**23.2**
LLPs	-194	-18.5	-638	303.8	308.4
Underlying profit	**691**	**-19.4**	**2,433**	**15.0**	**17.0**

HIGHLIGHTS

- Solid execution of our strategy, driving **RoTE up to 19.2%** and maintaining a **leading position in efficiency**
- **Good activity levels** reflect the benefits of our growth initiatives and the resilience of our diversified business model. By business line:
  - In **Global Transaction Banking (GTB)**, activity grew mainly in Export Finance and Trade & Working Capital Solutions
  - In **Global Banking (GB)**, strong momentum in Corporate Finance and Debt Finance, mainly in the US, and in Structured Finance
  - In **Global Markets (GM)**, good performance, especially in the US and LatAm, supported by client-driven activity, both in Fixed Income, Currencies and Commodities (FICC) and in Equity products
- **Loans** increased strongly YoY, driven by growth in less capital-intensive products, especially in Global Transaction Banking and Global Markets. **Deposits** grew mainly in Cash Management
- **Profit +15% YoY**, with solid revenue performances across business lines, growing well above costs, which more than offset the impact of single names in Europe, Brazil and the US
- **In the quarter**, profit reflects the usual revenue seasonality in Q3 after a strong Q2, with lower provisions and controlled costs

Note: Sep-26 data and YoY changes in constant euros.
(1) % change in current euros.

42

Wealth Management & Insurance

KEY DATA

Net new money (PB)	Net sales (AM)	Gross written premiums
€17.2bn	€7.9bn	€10.0bn
6% of volumes[1]	4% of volumes[1]	+20%

AuMs	Efficiency	RoTE
€588bn	34.6%	58.2%
+11%	-2.1pp	-0.6pp

P&L

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25	% 9M'25[2]
NII	335	-1.7	990	-0.4	-0.4
Net fee income	456	2.9	1,354	11.4	11.7
Total revenue	**1,105**	**0.8**	**3,198**	**9.8**	**10.4**
Total costs	-375	1.8	-1,107	4.2	4.2
Net operating income	**730**	**0.3**	**2,090**	**13.0**	**14.1**
LLPs	-13	—	-19	92.7	97.8
Underlying profit	**568**	**-4.1**	**1,651**	**18.8**	**19.9**
Contribution to profit	**1,018**	**-0.6**	**2,968**	**14.0**	**16.3**

HIGHLIGHTS

- We continue to build the **best wealth and insurance manager in Europe and the Americas**, supported by our leading global private banking platform and our funds and insurance factories
- **AuMs increased 11% YoY to €588bn, new record levels**, on the back of solid commercial activity and a favourable market performance. **GWPs rose 20% YoY**, with both Life & Pensions and Protection growing at double digits
- **High-teen profit growth YoY**, supported by revenue across business lines. Of note, **strong fee performance**, both in PB and Insurance & AM Solutions, driven by higher client activity and AuMs
- Solid growth **in total fee contribution**[3] and **total contribution to Group profit**[3] (+10% and +14% YoY, respectively)
- **Efficiency** improved YoY to 34.6% and **RoTE** was 58.2%
- **In the quarter, NOI slightly up**, with solid fee growth across business lines and higher GFT in I&AMS (illiquids). Profit affected by LLP normalization and restructuring charges related to our transformation

Note: Sep-26 data and YoY changes in constant euros.
(1) Annualized YTD net new money as a % of PB's 2025 customer assets and liabilities (CAL). Annualized YTD net sales as a % of AM's 2025 AuMs.
(2) % change in current euros.
(3) Includes all fees generated by Insurance & Asset Management Solutions, even distribution fees recorded in other businesses.

43

Payment Solutions

KEY DATA

Metric	Value	Change
Getnet – TPV	€198bn	+9%
Getnet Platforms – # transactions	14bn	3x
Ebury – active customers	29k	+25%
EBITDA margin	34.0%	+2.4pp

P&L

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25	% 9M'25[1]
NII	42	15.6	124	-2.7	2.1
Net fee income	290	0.1	853	6.3	9.7
Total revenue	**404**	**4.5**	**1,175**	**14.6**	**18.2**
Total costs	-343	1.8	-1,000	7.7	10.0
Net operating income	**62**	**22.2**	**175**	**79.6**	**106.8**
LLPs	-4	-37.0	-24	22.2	26.0
Underlying profit	**27**	**-54.8**	**105**	**147.4**	**200.9**

HIGHLIGHTS

- Payment Solutions is positioned as our **payments platform business**, structured around three business lines:
  - **Getnet**, our acquiring business
  - **Getnet Platforms**, consisting of our A2A platform and our card processing platform
  - **Ebury**, our global platform offering cross-border payments and FX solutions for corporates and SMEs
- **We are on track with our key strategic priorities** to deliver higher profitability by combining growth and scale through our global platforms, resulting in a 39% reduction in the cost per transaction YoY
- Solid growth across our business lines with activity increasing YoY:
  - **Getnet TPV** up 9% driven mainly by higher commercial activity in Brazil, Europe and Mexico
  - Processed transactions in **Getnet Platforms** 3x vs. 9M'25, driven by Brazil
  - **Ebury's** active customers rose 25%, supported by commercial expansion
- **Profit 2x higher than 9M'25** driven by 15% revenue growth, resulting in a 2.4pp increase in EBITDA margin YoY to 34.0%
- **In the quarter, NOI up 22%,** driven by a strong revenue performance, growing above costs. Profit affected by the normalization of the tax burden in Brazil

Note: Sep-26 data and YoY changes in constant euros.
(1) % change in current euros.

44

Corporate Centre

P&L

Underlying P&L (€ mn)	9M'26	9M'25
NII	-544	-364
Gains / losses on financial transactions	-704	-135
Total costs	-298	-285
LLPs and other results	-85	-449
Tax and minority interests	359	195
Underlying profit	**-865**	**-1,059**

HIGHLIGHTS

- **NII** impacted by higher funding costs and lower interest rates
- **Greater loss on financial transactions,** affected by FX hedges
- **Other operating income** improved on the back of higher results from some stakes and dividends from our stake in Poland
- **Total costs** increased by €13mn in the period
- Strong **LLP** improvement, following the provisions recorded in 9M'25, in line with our NPL reduction plan
- As a result, **underlying attributable loss improved** following operational risk charges in Q3'25 and benefitting from a more favourable tax burden

45

2028 Investor Day targets summary Group P&L QoQ variations including and excluding M&A Loans by global business Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

SPAIN

Loans	Deposits	Mutual funds
€256bn	€331bn	€117bn
+10%	+6%	+13%

Efficiency	CoR	RoTE
34.1%	0.43%	25.6%
-3.0pp	-2bps	+5.1pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25
NII	1,967	-1.7	5,827	7.6
Net fee income	774	-6.0	2,363	6.8
Total revenue	**3,132**	**-3.0**	**9,512**	**5.9**
Total costs	-1,099	3.4	-3,242	-2.7
Net operating income	**2,033**	**-6.1**	**6,271**	**11.0**
LLPs	-326	-1.5	-917	9.1
Underlying profit	**1,161**	**-7.0**	**3,695**	**14.3**

- **Loans** increased YoY, mainly in CIB. **Deposits**, both time and demand, grew across most global businesses. **Mutual funds** rose 13%
- **Profit +14% YoY** on the back of 8% NII growth (volumes and balance sheet management), fee performance (transactional and mutual funds) and lower costs, with LLPs affected by single names in CIB
- **QoQ**, revenue and costs affected by seasonality in CIB. In Retail, NII up 2% (balance sheet management) with flat costs

UK

Loans	Deposits	Mutual funds
€279bn	€270bn	€8bn
+21% (+3% ex. TSB)	+23% (+4% ex. TSB)	+6%

Efficiency	CoR	RoTE
50.6%	0.12%	12.8%
-8.0pp	+9bps	+2.8pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	Ex. TSB % Q2'26	9M'26	% 9M'25	% 9M'25[1]	Ex. TSB % 9M'25	Ex. TSB % 9M'25[1]
NII	1,660	13.0	5.9	4,347	17.3	15.5	2.5	1.0
Net fee income	133	12.5	7.1	342	34.1	32.2	19.7	17.9
Total revenue	**1,738**	**15.3**	**9.1**	**4,450**	**20.1**	**18.3**	**4.7**	**3.2**
Total costs	-808	2.7	-5.6	-2,252	3.7	2.1	-11.2	-12.5
Net operating income	**930**	**28.9**	**24.4**	**2,198**	**43.4**	**41.3**	**27.3**	**25.4**
LLPs	-71	-39.3	-48.7	-262	123.6	120.3	94.5	91.7
Underlying profit	**557**	**35.9**	**33.8**	**1,282**	**35.8**	**33.8**	**21.5**	**19.7**

- Ex. TSB, **loans** up 3% YoY, driven by positive new business trends since Jun-25, and **deposits** rose 4%, mainly time deposits from individuals
- **Profit +22% YoY** ex. TSB, driven by higher NII (volumes and yields), transactional fees and lower costs (transformation), partially offset by LLPs (model updates and balance sheet optimization), remaining at low levels
- Ex. TSB, **profit +34% QoQ**, with strong performances across the P&L, especially in NII (volumes and yields), costs and LLPs (balance sheet optimization)

Note: Sep-26 data and YoY changes in constant euros.
(1) % change in current euros.

47

PORTUGAL

Loans	Deposits	Mutual funds
€43bn	€43bn	€6bn
+5%	+6%	+7%

Efficiency	CoR	RoTE
28.1%	0.06%	29.8%
+0.8pp	+6bps	-0.7pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25
NII	335	0.6	1,008	-0.5
Net fee income	127	-4.7	393	4.0
Total revenue	**482**	**8.8**	**1,419**	**-3.5**
Total costs	-133	0.5	-399	-0.6
Net operating income	**349**	**12.3**	**1,021**	**-4.6**
LLPs	-10	5.6	-32	—
Underlying profit	**241**	**9.0**	**712**	**-6.9**

- **Loans** rose YoY mainly in Retail and CIB. **Deposits** up, particularly in Retail, and **mutual funds** grew 7%
- **Profit YoY** affected by strong performances in 9M'25 of revenue (regulatory charge reimbursement) and LLP (loan recovery), partially offset by transactional and advisory fees, costs (transformation) and tax. Excellent RoTE at 29.8%
- **Profit +9% QoQ,** with NOI up 12% driven by higher revenue, on the back of higher yields and benefitting from regulatory charges in Q2, and cost control

US

Loans	Deposits	Mutual funds
€175bn	€158bn	€18bn
+59% (+13% ex. Webster)	+84% (+12% ex. Webster)	+14%

Efficiency	CoR	RoTE
44.7%	1.39%	12.6%
-4.6pp	-24bps	+2.1pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	Ex. Webster % Q2'26	9M'26	% 9M'25	% 9M'25[1]	Ex. Webster % 9M'25	Ex. Webster % 9M'25[1]
NII	1,808	21.5	2.4	4,717	11.1	6.9	4.5	0.5
Net fee income	403	3.3	-5.6	1,158	18.7	14.2	15.2	10.9
Total revenue	**2,367**	**15.6**	**-0.5**	**6,371**	**13.1**	**8.8**	**7.2**	**3.2**
Total costs	-1,018	12.5	-3.3	-2,851	2.6	-1.3	-2.5	-6.2
Net operating income	**1,349**	**18.1**	**1.7**	**3,520**	**23.3**	**18.6**	**16.7**	**12.3**
LLPs	-635	47.6	38.8	-1,528	-0.6	-4.3	-3.0	-6.7
Underlying profit	**525**	**-7.3**	**-23.1**	**1,514**	**31.8**	**26.8**	**24.1**	**19.4**

- Ex. M&A, **loans** +13% YoY, with strong growth in CIB, **deposits** +12%, backed by increases in CIB and Openbank. **Mutual funds** +14%
- Ex. M&A, **profit +24% YoY**, despite tax rate normalization after the end of EV fiscal benefits, mainly driven by solid performances in revenue (activity in CIB and Wealth), costs (partly efficiencies) and LLPs (Openbank)
- Ex. M&A, **NOI +2% QoQ**, driven by solid NII, with lower cost of deposits, and total costs. Profit reflects the usual LLP seasonality in Openbank

Note: Sep-26 data and YoY changes in constant euros.
(1) % change in current euros.

48

MEXICO

Loans	Deposits	Mutual funds
€53bn	€48bn	€25bn
+11%	+8%	+4%

Efficiency	CoR	RoTE
40.3%	2.73%	21.2%
-2.8pp	+11bps	+0.0pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25	% 9M'25[1]
NII	1,287	-2.4	3,789	4.4	12.6
Net fee income	432	4.7	1,236	11.1	19.9
Total revenue	**1,809**	**1.3**	**5,221**	**6.0**	**14.4**
Total costs	-717	-0.5	-2,105	-0.9	7.0
Net operating income	**1,092**	**2.4**	**3,116**	**11.2**	**20.0**
LLPs	-382	2.5	-1,106	10.1	18.8
Underlying profit	**505**	**4.4**	**1,402**	**7.3**	**15.8**

- **Loans +11% YoY,** with increases across most businesses, especially in CIB. **Deposits +8% YoY**, supported by broad-based growth, mainly in Retail
- **Profit +7% YoY,** driven by NOI (+11%), reflecting higher NII (cost of deposits, volumes and balance sheet management), fees (transactional and insurance) and lower costs, with LLPs up (mainly model updates) and a higher tax burden
- **Profit +4% QoQ,** underpinned by revenue growth, due to higher transactional fees and the contribution from an equity stake, with costs under control

BRAZIL

Loans	Deposits	Mutual funds
€100bn	€95bn	€62bn
+0%	+8%	+7%

Efficiency	CoR	RoTE
40.1%	4.25%	13.9%
+1.0pp	+8bps	-1.2pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25	% 9M'25[1]
NII	2,462	-5.2	7,530	1.0	6.8
Net fee income	809	-0.5	2,425	-2.4	3.2
Total revenue	**3,191**	**-3.8**	**9,786**	**-1.6**	**4.0**
Total costs	-1,252	-9.2	-3,921	1.1	6.8
Net operating income	**1,939**	**0.0**	**5,864**	**-3.3**	**2.3**
LLPs	-1,271	0.9	-3,707	5.5	11.5
Underlying profit	**504**	**-8.0**	**1,596**	**-5.0**	**0.4**

- In **loans**, solid growth in corporates, mortgages, cards (Select) and auto offset lower personal loans. **Deposits** up 8%, driven by time deposits. **Mutual funds** also performed well
- **Profit YoY** impacted by GFT and LLPs (single names in CIB and volumes in Openbank) in a challenging environment, with costs -3% in real terms
- **In the quarter**, profit affected by seasonality and a shift towards a lower-risk portfolio in NII and tax rate normalization, with a strong cost reduction

Note: Sep-26 data and YoY changes in constant euros.
(1) % change in current euros.

49

CHILE

Loans	Deposits	Mutual funds
€43bn	€31bn	€14bn
+10%	+20%	+10%

Efficiency	CoR	RoTE
31.1%	1.28%	20.3%
-3.2pp	-4bps	+0.9pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25	% 9M'25[1]
NII	487	-17.5	1,579	8.1	9.8
Net fee income	128	-9.4	434	-0.8	0.7
Total revenue	**674**	**-14.3**	**2,212**	**6.8**	**8.4**
Total costs	-230	0.2	-688	-3.2	-1.7
Net operating income	**444**	**-20.2**	**1,524**	**11.9**	**13.6**
LLPs	-137	-3.9	-421	-0.3	1.2
Underlying profit	**178**	**-28.9**	**648**	**19.5**	**21.4**

- Customer increase of 8% YoY supported **loan** growth across businesses. **Deposits** up, driven by time deposits. **Mutual funds** grew double digits
- **Profit up 20% YoY**, boosted by NII (volumes, UF and cost of deposits) and lower IT costs, with LLPs slightly down
- **In the quarter**, profit impacted by lower UF, with solid cost and risk management

ARGENTINA

Loans	Deposits	Mutual funds
€11bn	€12bn	€8bn
+16%	+18%	+41%

Efficiency	CoR	RoTE
38.5%	10.80%	16.1%
-6.0pp	+455bps	-5.4pp

Underlying P&L (€ mn)	Q3'26	% Q2'26	9M'26	% 9M'25
NII	529	-5.9	1,691	34.5
Net fee income	251	8.0	702	20.9
Total revenue	**692**	**-2.2**	**2,047**	**23.8**
Total costs	-269	5.7	-787	7.1
Net operating income	**423**	**-6.7**	**1,260**	**37.1**
LLPs	-217	-18.1	-809	112.1
Underlying profit	**147**	**3.5**	**341**	**-2.1**

- **Loans** grew 16% YoY, with double-digit growth in Retail, mainly cards and mortgages, and in CIB. **Deposits** up 18% in a competitive environment
- **NOI rose double digits YoY**, driven by NII (mainly securities), fees (cards and mutual funds) and costs growing well below inflation. Profit impacted by LLPs mainly in Retail, reflecting sector-wide trends, with early signs of stabilization
- **QoQ**, profit boosted by fee growth across most businesses, cost control and lower LLPs, on the back of better performances in Retail and Openbank

Note: Sep-26 data and YoY changes in constant euros. Argentina in current euros.
(1) % change in current euros.

50

2028 Investor Day targets summary Group P&L QoQ variations including and excluding M&A Loans by global business Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

Santander's capital levels amply exceed minimum regulatory requirements

SREP capital requirements and MDA* (Sep-26)



14.12%
Tier 2
2.44%
AT1
1.83%
G-SIB/O-SII buffer
1.25%
CCoB
2.50%
Pillar 2 R
0.98%
Pillar 1
4.50%
+290bps
+254bps
+282bps
CCyB, 0.58%[1]
SyRB, 0.06%[2]
17.01%
2.78%
Tier 2
1.55%
AT1
12.69%
CET1
>16%
2.44%
1.50%
12.8-13% by year end
Regulatory requirements 2026
Group ratios Sep-26
2026 target ratios

- CET1 ratio of 12.7%, on track to meet our 12.8-13% target for the year, at the top end of our 12-13% operating range
- The minimum CET1 to be maintained by the Group is 9.86%
- As of Sep-26, the distance to the MDA is 254bps[3] and the CET1 management buffer is 282bps

* Phased-in ratios are calculated in accordance with the transitory treatment of the CRR.

(1) Estimated countercyclical buffer as of Sep-26. From 1 October 2026, Banco de España will increase its required countercyclical buffer over the exposures located in Spain from 0.5% to 1.0%, with an estimated impact of +11bps on the Group's countercyclical buffer requirement.

(2) Estimated systemic risk buffer as of Sep-26.

(3) Maximum distributable amount (MDA) trigger = 2.82% - 0.28% = 2.54% (28bps of AT1 shortfall is covered with CET1). Santander Parent Bank has €80.9bn in Available Distributable Items. This amount of ADI represents c.130 times the full Parent AT1 budgeted for 2026.

52

53 Bond portfolios(Sep-26 ) Spain 44% UK 6% Portugal 5% Openbank Europe 4% US 16% Mexico 8% Brazil 8% Chile 6% Rest of the Group 3% €182bn o/w HTC €143bn (79%) ALCO IRRBB €132bn Liquidity portfolio €50bn €182bn Diversified bond portfolio represents just 9% of total assets Note: ALCO IRRBB: portfolio used by the asset and liability committee to manage interest rate risk in the banking book. Bond portfolio represents 9% of total assets HTC&S duration: 1.8 years Mark to market impact of the HTC portfolio equivalent to c.4% of total CET1 (€84.1bn)

54 5.2 10.1 7.5 1.0 4.8 0.4 3.9 0.9 3.2 0.9 0.5 1.2 1.9 11.2 17.4 11.4 0.7 1.5 Covered bonds Senior Senior non- preferred AT1 Tier 2 Other3 Conservative and decentralized liquidity and funding model (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) $0.8bn (€0.7bn) of AT1 (net between a $1.5bn issuance, ISIN US05971KAY55, and $0.7bn repurchased following the tender offer exercise on ISIN US05971KAH23, both executed in Jun-26). (3) Includes AT1 / Preferred shares and Tier 2 / Subordinated. (4) Other includes issuances in the year-to-date in Portugal, Chile, Mexico and Argentina. 2026 2027 2028 2029 >20302030 Covered Bonds Senior Senior non- preferred 0.3 12.9 9.0 12.3 5.5 17.0 2.9 12.7 16.6 7.9 9.7 28.1 2.1 7.7 8.2 13.8 11.8 22.1 0.0 0.1 1.6 0.2 2.3 25.2 2 Spain UK Openbank Europe Brazil US Other4 Very manageable maturity profile(€ bn, Sep-26)€42.8bn1issued in public markets in 9M'26(€ b , Sep-26)

2026 issuances against funding plan

Execution of 2026 funding plan (€ bn, Sep-26)

	AT1 + Tier 2		SNP + Senior		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Banco Santander, S.A.	1 - 2.5	1.7 [1]	13 - 15 [2]	14.1 [3]	4 - 5 [2]	5.2	18 - 22.5 [2]	20.9 [1,3]
UK	-	-	3 - 5.5	4.2	3 - 4	4.8	6 - 9.5	9.1
SHUSA	-	-	1 - 3	3.2	-	-	1 - 3	3.2
TOTAL	**1 - 2.5**	**1.7**	**17 - 23.5**	**21.6**	**7 - 9**	**10.0**	**25 - 35**	**33.2**

Banco Santander, S.A.'s 2026 funding plan contemplates the following:

- Continue fulfilling the 1.5% AT1 and 2.4% Tier 2 buffers subject to RWA growth
- MREL & TLAC ratios above regulatory requirements
- Maintain a solid liquidity position, with LCR and NSFR above minimum requirements and ample liquidity buffers

Note: Issuance plan is subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above.

(1) Includes €1bn Tier 2 issued in Apr-26 and $0.8bn (€0.7bn) of AT1 (net between a $1.5bn issuance, ISIN US05971KAY55, and $0.7bn repurchased following the tender offer exercise on ISIN US05971KAH23, both executed in Jun-26).

(2) The funding plan has been adjusted following the Webster acquisition. Total senior unsecured issuance remains unchanged, with the mix shifting towards a higher proportion of Senior Non-Preferred versus Senior Preferred instruments, while Covered Bond issuance increases.

(3) Includes €2.6bn Senior Non-Preferred (SNP) and €0.6bn Senior Preferred issued in 2025, as pre-funding for the 2026 funding plan.

55

56 95.0 10.1 11.8 1.3 34.2 27.8 180.1 MREL instruments 31.2% 11.9% 4.5% 4.6% 2.9% 40.3% 14.7% % RWAs % LE 18.0% 6.8% 4.5% 3.6% 0.3% 26.1% 7.1% % RWAs % LE TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. (1) TLAC RWAs are €311bn and leverage exposure (LE) is €1,141bn. MREL RWAs are €447bn and leverage exposure is €1,223bn. (2) MREL Requirement based on RWAs from Jun-26: 31.17% + Combined Buffer Requirement (CBR). Req.2 35.7% SNP T2 CET1 Senior AT1 Sub debt Req. 22.5% Distance to M-MDA 1 1 1 1 Requirement CBR Buffer MREL(% and € bn, Sep-26(e))TLAC(%, Sep-26(e)) €11.2bn 361bps €4.0bn 35bps €20.7bn 464bps €35.0bn 286bps Requirement CBR Buffer

57 Note: liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. HQLAs used in the consolidated LCR numerator: €323bn. See Glossary for definitions. (2) UK: Ring-fenced bank, local criteria; Spain: Banco Santander, S.A. standalone. (3) Group LCR. Consolidated LCR 140% in Sep-26 and 147% in Jun-26. See Glossary for definitions. Well-funded, diversified, prudently managed and highly liquid balance sheet with a large contribution from customer deposits, reflected in solid liquidity ratios Sep-26 Jun-26 Jun-26 Spain 2 141% 152% 121% UK 2 172% 163% 130% Portugal 134% 142% 118% OB Europe 221% 209% 121% US 135% 165% 121% Mexico 133% 144% 117% Brazil 191% 184% 121% Chile 152% 165% 117% Argentina 126% 149% 152% Group³ 145% 154% 124% Net Stable Funding Ratio (NSFR)1 Liquidity Coverage Ratio (LCR) HQLAs1 HQLAs Level 1 337.5 HQLAs Level 2 8.6 o/w Level 2A 4.5 o/w Level 2B 4.2 1 €346bn o/w cash €156bn ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances Equity and other liabilities Financial assets 468 52 88 187 1,207 230 72 1,222 1,763 1,763 Assets Liabilities Liquidity balance sheet(€ bn, Sep-26)

2028 Investor Day targets summary Group P&L QoQ variations including and excluding M&A Loans by global business Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

Reconciliation of underlying results to statutory results

EUR mn

	January-September 2026			January-September 2025		
	Statutory results	Adjustments	Underlying results	Statutory results	Adjustments	Underlying results
Net interest income	34,545	69	34,614	31,559	40	31,599
Net fee income	10,349	—	10,349	9,501	(39)	9,462
Gains (losses) on financial transactions[1]	1,079	—	1,079	1,653	(6)	1,647
Other operating income	740	25	765	535	(0)	535
Total income	**46,713**	**94**	**46,807**	**43,248**	**(5)**	**43,243**
Total costs	(18,972)	(953)	(19,925)	(18,430)	(1,193)	(19,623)
Net operating income	**27,741**	**(859)**	**26,882**	**24,818**	**(1,198)**	**23,620**
Net loan-loss provisions	(10,060)	—	(10,060)	(9,377)	469	(8,908)
Other gains (losses) and provisions	(2,892)	1,841	(1,051)	(1,680)	978	(702)
Profit before tax	**14,789**	**982**	**15,771**	**13,761**	**249**	**14,010**
Tax on profit	(3,634)	(282)	(3,916)	(3,560)	(215)	(3,775)
Profit from continuing operations	**11,155**	**700**	**11,855**	**10,201**	**34**	**10,235**
Net profit from discontinued operations	1,895	(1,895)	—	1,152	(1,152)	—
Consolidated profit	**13,050**	**(1,195)**	**11,855**	**11,353**	**(1,118)**	**10,235**
Non-controlling interests	(645)	(34)	(679)	(1,016)	405	(611)
Profit attributable to the parent	**12,405**	**(1,229)**	**11,176**	**10,337**	**(713)**	**9,624**

Note: for explanation of adjustments corresponding to 9M 2026 and 9M 2025 results, see additional note 2 on slide 63.

(1) Includes exchange differences.

59

2028 Investor Day targets summary Group P&L QoQ variations including and excluding M&A Loans by global business Detail by global business Detail by country Balance sheet and capital management Reconciliation of underlying results to statutory results Glossary and additional notes Appendix

61 Glossary - Acronyms • AI: Artificial Intelligence • A2A: Account-to-account • AM: Asset Management • AT1: Additional Tier 1 • AuMs: Assets under management • bn: Billion • bps: Basis points • c.: Circa • CAL: Customer assets and liabilities • CET1: Common equity tier 1 • CHF: Swiss franc • CIB: Corporate & Investment Banking • CoE: Cost of equity • CoR: Cost of risk • CRR: Capital Requirements Regulation • CX: Customer experience • DPS: Dividend per share • EBITDA: Earnings before interest, taxes, depreciation and amortization • ECB: European Central Bank • EPS: Earnings per share • EUR: Euro • EV: Electric vehicle • FTE: Full-time equivalent • FX: Foreign exchange • GB: Global Banking • GFT: Gains on financial transactions • GM: Global Markets • GTB: Global Transaction Banking • H: Half year • I&AMS: Insurance & Asset Management Solutions • IFRS: International Financial Reporting Standard • k: Thousands • LatAm: Latin America • LLPs: Loan-loss provisions • M&A: Mergers and acquisitions • mn: Million • MSD: Mid-single digit • NII: Net interest income • NIM: Net interest margin • NOI: Net operating income • NPL: Non-performing loans • P&L: Profit and loss • PAT: Profit after tax • Payments: Payment Solutions • PB: Private Banking • PBT: Profit before tax • pp: Percentage points • ps: Per share • Q: Quarter • QoQ: Quarter-on-quarter • Repos: Repurchase agreements • Retail: Retail & Commercial Banking • RoRWA: Return on risk-weighted assets • RoTE: Return on tangible equity • RWA: Risk-weighted assets • SBB: Share buybacks • SME: Small and medium enterprises • UK: United Kingdom • US: United States • TNAV: Tangible net asset value • TPV: Total payment volume • YoY: Year-on-Year • YTD: Year to date • Wealth: Wealth Management & Insurance • #: Number

62 Glossary - Definitions Note: the averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). (1) Excluding the adjustment to the valuation of goodwill, since they are not considered in the denominator, we believe this calculation is more correct. (2) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Profit attributable to the parent + Dividends. For more information, please see ‘Alternative Performance Measures’ section of the Quarterly Financial Report. PROFITABILITY AND EFFICIENCY • Underlying RoTE: Underlying profit attributable to the parent minus AT1 costs (annualized)1 / Average stockholders' equity2 (excl. minority interests) - intangible assets • RoRWA: Consolidated profit (annualized) / Average risk-weighted assets • Efficiency: Underlying total costs / Underlying total income. Total costs defined as administrative expenses + amortizations + other operating costs VOLUMES • Loans: Gross loans and advances to customers (excluding reverse repos) • Deposits: Customer deposits (excluding repos) CREDIT RISK • NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions / Total risk Total risk is defined as: non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances + debt securities issued by non-financial institutions • NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions / Credit impaired customer loans and advances, guarantees and undrawn balances and debt securities issued by non-financial institutions • Cost of risk: Underlying allowances for loan-loss provisions over the last 12 months / Average loans and advances to customers and debt securities issued by non-financial institutions over the last 12 months CAPITALIZATION • TNAV per share: Tangible book value / Number of shares excluding treasury stock. Tangible book value calculated as Stockholders' equity (excl. minority interests) - intangible assets LIQUIDITY • Group LCR: This ratio is calculated using an internal methodology that determines the common minimum percentage of simultaneous coverage in all Group jurisdictions, taking into account all existing restrictions on the transfer of liquidity in third countries. This methodology reflects more accurately the Group’s resilience to liquidity risk • Consolidated LCR: This ratio is calculated, at the request of the ECB, using a consolidation methodology that does not take into account any excess liquidity in excess of 100% of the LCR outflows and that is subject to transferability restrictions (legal or operational) in third countries, even if such excess liquidity can be used to cover additional outflows within the country itself, which is not subject to any restrictions

63 Additional notes (1) Phased-in ratio calculated in accordance with the transitory treatment of the CRR. • Capital distribution includes deductions for accrual of ordinary shareholder remuneration and AT1 costs. The board of directors intends to: i) apply an ordinary shareholder remuneration policy for 2026 to 2028 results that entails distributing approximately 50% of the Group’s underlying profit (excluding non-cash, non-capital ratios impact items), split approximately evenly between cash dividends and share buybacks for 2026 results; and ii) distribute any excess capital to shareholders at the end of the 2026-2028 period. From 2027 results, the ordinary shareholder remuneration policy is expected to comprise around 35% of the Group's underlying profit (on the same basis) in cash dividends and around 15% in share buybacks. The execution of the ordinary shareholder remuneration policy and the distribution of any excess capital to shareholders at the end of the 2026-2028 period is subject to corporate and regulatory decisions and approvals. • Business RWA change net of risk transfer initiatives. (2) Explanation of adjustments corresponding to 9M 2026 results: • Regarding the reclassification of items within the underlying income statement: − In all quarters, certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 1,006 million. − In Q2 2026, an additional provision totalling EUR 39 million, net of tax and non-controlling interests, was recorded for potential complaints related to motor finance dealer commissions in the UK associated with our joint ventures. In the underlying income statement, this provision has been reclassified from a line item that is aggregated within ‘other operating income’, from 'tax on profit' and from 'non-controlling interests' to 'other gains (losses) and provisions', thereby recording the full amount in aggregate in a single line item. − In Q3 2026, we recorded: i) a EUR 69 million charge in Openbank Europe related to the Court of Justice of the European Union (CJEU) ruling regarding charging interest on costs associated with consumer credit. We reclassified this charge from 'net interest income' to 'other gains (losses) and provisions’; and ii) EUR 53 million of amortizations related to customer deposit intangibles arising from the Webster and TSB acquisitions, included within ‘total costs’. However, in the underlying income statement, this amortization was recorded under ‘other gains (losses) and provisions’. • Additionally, in the underlying income statement, the following items, totalling EUR 1,229 million, included in the statutory income statement have been excluded from underlying profit: − The capital gain resulting from the completion of the Poland disposal in Q1 2026 totalling EUR 1,895 million recorded in the statutory income statement in the 'profit/(loss) after tax from discontinued operations' line item. − Some charges for intangible asset impairments and integration costs associated with the M&A transactions totalling EUR 666 million (net of tax and non-controlling interests) recorded in the statutory income statement in the 'provisions or reversal of provisions' and 'impairment on other assets (net)' line items, aggregated in 'other gains (losses) and provisions’. Explanation of adjustments corresponding to 9M 2025 results. • Regarding the reclassification of items within the underlying income statement: − In all quarters, certain charges recorded in the statutory account under the line items that comprise 'other gains (losses) and provisions' are presented in the underlying income statement under the 'total costs' line item. These are mainly related to recurring operating charges, primarily related to labour and legal processes, amounting to EUR 1,210 million. • Additionally, in the underlying income statement, the following items, totalling EUR 713 million, included in the statutory income statement have been excluded from underlying profit: − The results associated with the business subject to the Poland disposal across all periods are reported in the 'profit/(loss) after tax from discontinued operations' line item. − In Q2 2025, two events of the same value but opposite signs: i) a capital gain, that falls outside the ordinary course of our business, of EUR 231 million from the sale of Santander’s remaining 30.5% stake in CACEIS; and ii) a one-off charge of EUR 467 million (EUR 231 million, net of tax and minority interests), which strengthened the balance sheet after having updated macroeconomic parameters in Brazil’s credit provisioning models.

Thank you

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    28 October 2026 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer